Mail Stop 3561
								December 1, 2005

Mr. Gregory D. Frost
Chief Executive Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, New Jersey 07866

	RE:	Able Energy, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
		Filed September 28, 2005
      Form 10-Q/A for the Quarterly period ended September 30,
2005
      Filed October 21, 2005
		File No. 1-15035

Dear Mr. Frost:

	We have reviewed the responses in your letter filed on November
22, 2005 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Results of Operations, page 16

Fiscal 2005 Compared to Fiscal 2004, page 17

1. We note your response to prior comment 2 and advise you that by excluding the gain on sale of the operating assets of Able Propane in your discussion of the net loss for 2005 compared to the 2004, you have presented a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure to indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors and disclose how management uses this non-GAAP measure. Financial Statements, page 23

Report of Independent Registered Public Accounting Firm, page F-1

2. We note your response to prior comment 4. Please confirm to us that Schedule II was audited. If not, you should amend your Form
10-
K to correct the opinion date and incorporate your auditor`s review of Schedule II into the opinion.

Amendment No. 2 to Form 10-Q for the Quarterly period ended
September
30, 2005

Financial Statements

3. Please amend your filing to present your discount on debt as a reduction of the face amount of your convertible debentures, rather than a deferred charge. Please also disclose the effective periodic interest rate on the convertible debt. Refer to paragraph 16 of APB
21.

Item 4.  Controls and Procedures, page 17

4. Since you have restated your financial statements for the period
ended September 30, 2005, we would expect you to re-evaluate your original conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the original report. At a minimum, we would expect disclosure explaining why the principal executive and principal financial officers continue
to believe that the disclosure controls and procedures were effective, after considering the fact that the financial statements
were required to be restated.   Please revise your disclosures
accordingly.


* * * *	*


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may want to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.



		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief



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Mr. Gregory D. Frost
Able Energy, Inc.
December 1, 2005
Page 2